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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                         January                          2006
                         -----------------------------------------     ---------
Commission File Number                   1-15142
                         -----------------------------------------

                         NORTH AMERICAN PALLADIUM LTD.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


     130 Adelaide Street West, Suite 2116, Toronto, Ontario, Canada M5H 3P5
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   _________          Form 40-F  ___X____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  _________               No   ____X____

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________



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


DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------
         1 Reconciliation to Accounting Principles Generally Accepted in the U.S.

                                                                     DOCUMENT 1

    Reconciliation to Accounting Principles Generally Accepted in the U.S.

         The Company's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2005 and 2004 have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company's unaudited interim consolidated financial statements been prepared on the basis of United States generally accepted accounting principles ("U.S. GAAP"):

(Canadian funds in thousands of dollars, except per share amounts)
-------------------------------------------- -------------------------------- -------------------------------
                                                   Three months ended                  Nine months ended
                                                      September 30                       September 30
-------------------------------------------- -------------------------------- -------------------------------
                                                   2005            2004             2005            2004
-------------------------------------------- --------------- ---------------- --------------- ---------------

                                               (unaudited)     (unaudited)     (unaudited)      (unaudited)
-------------------------------------------- --------------- ---------------- --------------- ---------------
Statement of earnings (loss) and deficit:
-------------------------------------------- --------------- ---------------- --------------- ---------------
Net income (loss) under Canadian GAAP             $ (19,610)       $   6,598       $ (42,574)      $  15,553
-------------------------------------------- --------------- ---------------- --------------- ---------------
Capitalized interest (a)                                275               --             655              --
-------------------------------------------- --------------- ---------------- --------------- ---------------
Amortization of capitalized interest (a)                (15)             (26)            (47)            (74)
-------------------------------------------- --------------- ---------------- --------------- ---------------
Concentrates and crushed and broken ore
stockpiles (b)                                           --              656          (2,944)            607
-------------------------------------------- --------------- ---------------- --------------- ---------------
Derivative financial instruments (c)                   (333)             423             701           2,674
-------------------------------------------- --------------- ---------------- --------------- ---------------
Tax liability on flow-through financing (e)              --               --          (1,116)             --
-------------------------------------------- --------------- ---------------- --------------- ---------------
Tax effect of differences                                --               --              --             210
-------------------------------------------- --------------- ---------------- --------------- ---------------
Net income (loss) and comprehensive income
(loss) under U.S. GAAP                            $ (19,683)       $   7,651       $ (45,325)      $  18,970
-------------------------------------------- --------------- ---------------- --------------- ---------------
Basic and diluted income (loss) per share
under U.S. GAAP                                   $   (0.38)       $    0.15       $   (0.87)      $    0.37
-------------------------------------------- --------------- ---------------- --------------- ---------------

------------------------------------------------------------------ --------------------- --------------------
                                                                       September 30,         December 31,
                                                                           2005                  2004
------------------------------------------------------------------ --------------------- --------------------
Balance sheets:                                                         (unaudited)
------------------------------------------------------------------ --------------------- --------------------
Current assets (b) and (c)                                           $           93,151    $         155,842
------------------------------------------------------------------ --------------------- --------------------
Mining interests (a)                                                 $          152,806    $         136,567
------------------------------------------------------------------ --------------------- --------------------
Crushed and broken ore stockpiles - long term                        $            1,089    $           1,568
------------------------------------------------------------------ --------------------- --------------------
Future tax liability                                                 $            1,669    $              --
------------------------------------------------------------------ --------------------- --------------------
Capital stock (d)                                                    $          330,477    $         329,002
------------------------------------------------------------------ --------------------- --------------------
Retained earnings (deficit)                                          $         (154,317)   $        (108,992)
------------------------------------------------------------------ --------------------- --------------------

         (a) Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For the three and nine month periods ended September 30, 2005, interest of $275 and $655, respectively, has been capitalized related to the investment in the underground development, which is expected to reach commercial production during the first quarter of 2006. The current year amortization adjustment relates to the amortization of amounts previously capitalized under U.S. GAAP.

         (b) Under Canadian GAAP, the cost of the Company's concentrate and crushed and broken ore stockpiles is determined on the average production cost and does not include an allocation of the amortization of production related assets, whereas under U.S. GAAP the cost of these assets should include this allocation. However for Canadian GAAP, the Company has recorded its concentrate inventory at its net realizable value and any allocation of amortization of production related assets would be written off immediately. In addition the Company has valued its crushed and broken ore stockpiles at their expected long term sales prices. As a result, the Company has written off prior amounts capitalized to concentrate and crushed and broken ore stockpiles.

         (c) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.

         (d) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 at September 30, 2005.

         (e) Under U.S. GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

         (f) U.S. GAAP requires that amounts totaling 5% or more of accounts payable and accrued liabilities be identified separately. As at September 30, 2005, these amounts were as follows: trade payables and accruals - $12,829 other accruals - $5,402.

         (g) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

         (h) Effective January 1, 2003, consistent with Canadian GAAP, the Company prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" as amended by FAS No. 148, whereby compensation expense for options granted after January 1, 2003 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted. Previously, the Company, for purposes of preparing financial information in accordance with U.S. GAAP, accounted for its stock-based compensation plan under Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" (APB No. 25) which did not result in the recognition of compensation expense. Under FAS No. 148, pro forma disclosure is still required for those options granted prior to January 1, 2003 as follows:

------------------------------------------ --------------------------------- --------------------------------
                                           Three months ended September 30   Nine months ended September 30
------------------------------------------ --------------------------------- --------------------------------
                                                 2005             2004             2005            2004
------------------------------------------ ----------------- --------------- ---------------- ---------------
                                              (unaudited)      (unaudited)      (unaudited)     (unaudited)
------------------------------------------ ----------------- --------------- ---------------- ---------------
Net income (loss) as reported under U.S.
GAAP                                        $    (19,683)     $      7,651    $     (45,325)    $    18,970
------------------------------------------ ----------------- --------------- ---------------- ---------------
Stock based compensation                             --                 42               --             126
------------------------------------------ ----------------- --------------- ---------------- ---------------
Pro forma net income (loss) under U.S.
GAAP                                        $    (19,683)     $      7,609    $     (45,325)    $    18,844
------------------------------------------ ----------------- --------------- ---------------- ---------------
Pro forma basic and diluted income
(loss) per share                            $      (0.38)     $       0.15    $       (0.87)    $      0.37
------------------------------------------ ----------------- --------------- ---------------- ---------------

         (i) Impact of recently issued United States accounting pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued FAS No. 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of FAS No. 151 will have a material impact on the consolidated statements under U.S. GAAP.

In December 2004, FAS No. 123 (revised) "Share-Based Payment", was issued. This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, FAS No.

123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB No. 25. The Company will adopt FAS No. 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the statement. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial statements.

In May 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FAS No. 3". FAS No. 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. FAS No. 154 applies to all voluntary changes in accounting principle as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. FAS No.154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. FAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this policy to have a material impact on the consolidated financial statements. The Company will adopt FAS No. 154 on January 1, 2006.

In March 2005, the FASB ratified EITF 04-06 "Accounting for Stripping Costs in the Mining Industry". The consensus reached is that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005 with early adoption permitted. The Company will adopt EITF 04-06 on January 1, 2006. The Company believes the adoption of this standard will not have a material impact on the consolidated financial statements.

January 16, 2006

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 NORTH AMERICAN PALLADIUM LTD.
                                 --------------------------------------------
                                                (Registrant)

Date: January 17, 2006           By:   /s/ MARY BATOFF
      ----------------                ---------------------------------------
                                      Name:  Mary Batoff
                                      Title: Vice President, Legal and Secretary



This report on Form 6-K, dated January 17, 2006, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission in July 2001. This report on Form 6-K is also specifically incorporated by reference into North American Palladium's registration statement on Form F-10 (File No. 333-114261), which was originally filed with the Securities and Exchange Commission on April 7, 2004.